Albany Graphite Corp. Engages AppEco for Independent Market
Research and Economic Analysis

Independent study to deliver price deck, demand quantification, competitive positioning, and co-
product valuation for Albany's high-purity graphite across nuclear, defence, battery, and industrial markets

April 16, 2026 - Guelph, Ontario - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) is pleased to announce that its wholly-owned subsidiary Albany Graphite Corp. ("AGC") has engaged AppEco Inc. ("AppEco"), an independent economic research and advisory firm, to complete a comprehensive market research and economic analysis study for the Albany Graphite Project (the "Project"), located near Hearst, Ontario.

Study Mandate and Deliverables

AppEco's work will encompass four core workstreams:

  Independent Price Deck: Product pricing by grade (concentrate, 4N, 4N+, 5N+) across nuclear, defence, battery, and industrial end-markets, with current, 5-year, and 10-year forecasts.

  Addressable Demand Quantification: North American and allied-nation demand segmented by nuclear/SMR, defence/aerospace, IRA/Canadian Critical Minerals-eligible battery, and industrial/specialty markets.

  Supply-Side Competitive Positioning: Assessment of Albany's positioning versus the Western and allied-nation graphite pipeline, including synthetic substitution risk analysis.

  Co-Product Credit Valuation: Valuation of 18 critical minerals, including 13 rare earth elements plus lithium, scandium, yttrium, niobium, and molybdenum, recoverable from the electrothermal fluidized bed reactor ("FBR") scrubber exhaust without the need for additional reactor capital, subject to further engineering and recovery assumptions.

AppEco will deliver an economic memo for each of the above workstreams, followed by a consolidated final report.

Why This Matters

The market for high-purity graphite is undergoing a structural shift. Government policy in both Canada and the United States now explicitly prioritizes domestic and allied-nation supply of critical minerals, including graphite.1,2 The U.S. Inflation Reduction Act, the Canadian Critical Minerals Strategy, and recent Department of Energy funding initiatives all point in the same direction: Western economies need secure, traceable sources of advanced carbon materials for nuclear energy, defence systems, and next-generation batteries.3,4,5

At the same time, the rapid buildout of small modular reactors across North America is creating a new demand category for nuclear-grade graphite that did not exist at meaningful scale a decade ago.6,7 As previously disclosed by the Company on September 22, 2025, Albany's demonstrated ability to produce 5N+ purity graphite (99.9992 wt.% Cg) at bench scale using a chlorine-free electrothermal FBR process positions the Project as potentially relevant to these converging trends.

Yet the pricing and demand data available for ultra-high-purity, performance-grade graphite remain thin. Most public market studies focus on commodity-grade flake or battery anode material, where pricing bears little resemblance to what nuclear, defence, and semiconductor buyers pay. The AppEco engagement is designed to close that gap to produce independent, purity-specific pricing and demand data for the markets Albany is targeting, and to do so with the rigour required for a NI 43-101 compliant PEA.8,9

The co-product valuation workstream is particularly notable: the same FBR process used to achieve 5N+ graphite purity generates a scrubber exhaust stream that may contain recoverable concentrations of 18 critical minerals potentially at zero additional reactor capital. AppEco will assess the potential value of these co-product credits.

Commentary

"The conventional approach to valuing a graphite deposit starts with commodity pricing for battery-grade material. That framework does not capture what Albany is," said Mohammed (Moe) Jiwan, CEO of Zentek. "When your process produces 5N graphite without chlorine, the relevant comparisons are not commodity flake prices - they are the procurement budgets of nuclear programs, defence primes, and semiconductor manufacturers. These are markets where supply security, purity certification, and traceability command pricing that is materially different from what conventional graphite studies assume."

"The purpose of this engagement is to develop independent data to inform and test those assumptions in a form that the PEA requires. That is what AppEco is building: grade-by-grade pricing, end-market demand quantification, competitive context, and co-product credit valuations - all from an independent source, all designed to feed directly into the economic model Micon is constructing. When you combine independent market data with independent engineering, you have the foundation for an economic case that we believe institutional investors and strategic partners can better evaluate."

"We believe it is also important to highlight the co-product opportunity. The same FBR process that purifies graphite to nuclear grade generates a scrubber exhaust that may contain recoverable concentrations of 18 critical minerals - 13 rare earths, plus lithium, scandium, yttrium, niobium, and molybdenum - potentially without the need for significant additional reactor capital subject to further engineering and recovery assumptions. If the independent valuation supports the preliminary indications, these credits could influence the project's economic profile; however, the magnitude of any impact will depend on recoveries, payable terms, market conditions, and other engineering and economic assumptions."

"We intend to share findings as each workstream is completed, and we expect to provide the market with meaningfully more information in connection with the PEA, which we anticipate will be published this summer."

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of AGC, a "Qualified Person" under National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit located in Northern Ontario, held through the Company's wholly-owned subsidiary Albany Graphite Corp. Independent bench-scale testing conducted in collaboration with American Energy Technologies Company as previously disclosed by the Company on September 22, 2025, has confirmed that Albany graphite achieves ultra-high purity of 99.9992% with an equivalent boron concentration of 2.60 ppm, which  meets benchmarks for potential nuclear-grade applications, and has demonstrated near-theoretical electrochemical performance for lithium-ion battery anodes. The project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, battery, and defence supply chains. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera.

About AppEco

AppEco Inc. is an economics consulting firm delivering expert analysis and strategic insights to organizations across the public and private sectors. The firm is committed to producing independent, data-driven studies, combining rigorous economic methodology with clear communication to support decision-makers.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

References (public)

1 U.S. Geological Survey (USGS). "2022 Final List of Critical Minerals" (Federal Register notice; Feb. 24, 2022). https://www.federalregister.gov/documents/2022/02/24/2022-04027/2022-final-list-of-critical-minerals

2 Natural Resources Canada. "Government of Canada Releases Updated Critical Minerals List" (News release; June 10, 2024). https://www.canada.ca/en/natural-resources-canada/news/2024/06/government-of-canada-releases-updated-critical-minerals-list.html

3 Natural Resources Canada. "The Canadian Critical Minerals Strategy" (2022). https://www.canada.ca/en/campaign/critical-minerals-in-canada/canadian-critical-minerals-strategy.html

4 U.S. Department of the Treasury / Internal Revenue Service. "Clean Vehicle Credits Under Sections 25E and 30D; Transfer of Credits; Critical Minerals and Battery Components; Foreign Entities of Concern" (Final regulations; May 6, 2024; T.D. 9995). https://www.federalregister.gov/documents/2024/05/06/2024-09094/clean-vehicle-credits-under-sections-25e-and-30d-transfer-of-credits-critical-minerals-and-battery

5 U.S. Department of Energy. "Foreign Entity of Concern (FEOC) Interpretive Guidance" (May 2024). https://www.energy.gov/cmei/manufacturing/foreign-entity-concern-interpretive-guidance

6 Canada Energy Regulator. "Market Snapshot: Canada's role in small modular reactor (SMR) technology" (Aug. 20, 2025). https://www.cer-rec.gc.ca/en/data-analysis/energy-markets/market-snapshots/2025/market-snapshot-canadas-role-in-small-modular-reactor-smr-technology.html

7 U.S. Nuclear Regulatory Commission (NRC). "Advanced Reactor Highlights". https://www.nrc.gov/reactors/new-reactors/advanced/highlights/index.html

8 Fastmarkets. "Graphite prices & market insights". https://www.fastmarkets.com/metals-and-mining/battery-raw-materials/graphite/

9 Benchmark Mineral Intelligence. "Natural Graphite Prices". https://www.benchmarkminerals.com/natural-graphite/prices/

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com